

Mail Stop 3010   March 22, 2011

Edward L. Carey, Chief Executive Officer and Director
Clarion Partners Property Trust, Inc.
230 Park Avenue
New York, NY 10169

> **Re: Clarion Partners Property Trust, Inc. (f/k/a Clarion Property Trust, Inc.)**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed March 9, 2011**
> **File No. 333-164777**

Dear Mr. Carey:

        We have reviewed Amendment No. 6 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please clarify whether your dealer manager will continue to participate as your dealer manager after the acquisition of Clarion Partners and whether your dealer manager is obligated to continue pursuant to the terms of the dealer manager agreement. If not, please clarify whether you have identified another company to take over this role.

Investment Objectives and Strategy, page 50

2.   We note that the acquisition of Clarion Partners is subject to "customary closing conditions, including consents to be obtained from Clarion Partners' investment management clients." Please briefly describe these "customary closing conditions" and disclose the number of consents to be obtained.

3. Please briefly explain why you believe it would be beneficial for your senior management to hold a significant equity interest in your sponsor. Additionally, please explain why you believe Lightyear Capital's financial support and reputation will help you grow your real estate investment management business.

4. We note that Lightyear Capital will hold a controlling interest in Clarion Holdings LLC and will be considered a promoter upon the acquisition of Clarion Partners. Please identify the individuals that have investment control and dispositive power with respect to Lightyear Capital in this section and in the ownership structure chart on page 19. In addition, please disclose when Lightyear was formed and describe its experience investing in the types of real estate properties and real estate related assets in which you seek to invest. Please revise your disclosure accordingly or confirm that you will provide such information in a post-effective amendment to your registration statement in connection with this fundamental change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston *(via facsimile)*
  Alston & Bird LLP